UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the three and six months ended June 30, 2023

Commission file number 001-36028

ARDMORE SHIPPING CORPORATION

(Exact name of Registrant as specified in its charter)

Belvedere Building,

Ground Floor,

69 Pitts Bay Road,

Pembroke,

HM08,

Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⌧           Form 40- F ◻

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K are (1) Management’s Discussion and Analysis of Financial Condition and Results of Operations and (2) the unaudited interim condensed consolidated financial statements and related notes of Ardmore Shipping Corporation (the “Company”), as of June 30, 2023 and for the three and six months ended June 30, 2023 and 2022.

This Report is hereby incorporated by reference into the following registration statements of the Company:

●	Registration Statement on Form F-3D (Registration No. 333-203205) filed with the U.S. Securities and Exchange Commission on April 2, 2015;

●	Registration Statement on Form S-8 (Registration No. 333-213344) filed with the U.S. Securities and Exchange Commission on August 26, 2016;

●	Registration Statement on Form F-3 (Registration No. 333-258974) filed with the U.S. Securities and Exchange Commission on August 20, 2021; and

●	Registration Statement on Form F-3 (Registration No. 333-267260) filed with the U.S. Securities and Exchange Commission on September 2, 2022.

FORWARD-LOOKING STATEMENTS

Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “plan”, “potential”, “should”, “may”, “will”, “expect” and similar expressions are among those that identify forward-looking statements.

Forward-looking statements in this report include, among others, statements regarding: future operating results; the outcome of the Company’s strategies and implementation of the Company’s Energy Transition Plan; future drydocking days, drydocking expenses and anticipated installations of scrubbers and ballast water treatment systems; sufficiency of liquidity and capital resources; anticipated funds and sources of financing for liquidity needs; the Company’s expectations regarding covenants in financing arrangements; the Company’s expectations regarding foreign exchange risk and credit risks; the Company’s expectations regarding the risk and potential effects of inflation; share-based compensation; and the timing and payment of quarterly dividends by the Company. The forward-looking statements in this report are based upon various assumptions, including, among others, the Company’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include: general market conditions, including fluctuations in charter rates and vessel values; changes in demand for and the supply of tanker vessel capacity; changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs; changes in the projections of spot and time charter or pool trading of the Company’s vessels; fluctuations in oil prices; the market for the Company’s vessels; competition in the tanker industry; availability and completion of financing and refinancings, the Company’s operating results and capital requirements and the declaration of any future dividends by the Company’s board of directors; charter counterparty performance; any unanticipated delays or complications with scheduled drydockings, or with anticipated installations of scrubbers and ballast water treatment systems; ability to obtain financing and comply with covenants in the Company’s financing arrangements; the strength of world economies and currencies; changes in governmental rules and regulations or actions taken by regulatory authorities; new or revised accounting pronouncements; general domestic and international political conditions; potential disruption of shipping routes due to accidents, piracy or political events; vessel breakdowns and instances of off-hires; future developments relating to Russia’s invasion of the Ukraine (including related sanctions and import bans); and other factors. Please see the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s Form 20-F for the year ended December 31, 2022, for a more complete discussion of these and other risks and uncertainties. The Company cautions readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to update or revise any forward-looking statements. These forward-looking statements are not guarantees of the Company’s future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARDMORE SHIPPING CORPORATION

Date: August 1, 2023	By:	/s/ Bart B. Kelleher
Bart B. Kelleher
Chief Financial Officer

ARDMORE SHIPPING CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the unaudited interim condensed consolidated financial statements and accompanying notes contained in this Report on Form 6-K (this “Report”) and with our audited consolidated financial statements contained in “Item 18. Financial Statements” and “Item 5. Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended December 31, 2022. The unaudited interim condensed consolidated financial statements included in this report have been prepared in accordance with U.S. generally accepted accounting principles for interim financial statements (“U.S. GAAP”) and are presented in U.S. dollars as of June 30, 2023 and for the three and six months ended June 30, 2023 and 2022. Unless the context otherwise requires, the terms “Ardmore,” the “Company”, “we,” “our” and “us” refer to Ardmore Shipping Corporation (NYSE: ASC) and its consolidated subsidiaries.

GENERAL

Ardmore owns and operates a fleet of Medium Range (“MR”) product and chemical tankers ranging from 25,000 to 50,000 deadweight tonnes (“dwt”). We provide through our modern, fuel-efficient fleet of mid-size tankers, seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies. As of June 30, 2023, we had in operation 26 vessels (including four chartered-in vessels), consisting of 20 MR tankers ranging from 45,000 dwt to 49,999 dwt (15 Eco-Design and five Eco-Mod) and six Eco-Design (IMO 2 product / chemical tankers) ranging from 25,000 dwt to 37,800 dwt. Since March 1, 2021, we have been commercially managing one of Carl Büttner’s 24,000 dwt chemical tankers.

We are strategically focused on modern, fuel-efficient, mid-size product and chemical tankers. We actively pursue opportunities to exploit the overlap we believe exists between the clean petroleum product (“CPP”) and chemical sectors in order to enhance earnings, and also seek to engage in more complex CPP trades, such as multi-grade and multi-port loading and discharging operations, where our knowledge of chemical operations is beneficial to our CPP customers.

Our fuel-efficient operations are designed to enhance our operating performance and provide value-added service to our customers. We believe we are at the forefront of fuel efficiency and emissions reduction trends and are well positioned to capitalize on these developments with our fleet of Eco-design and Eco-mod vessels. Our acquisition strategy includes continuing to build our fleet with Eco-design newbuilds or Eco-design second-hand vessels and with modern second-hand vessels that can be upgraded to Eco-mod.

We believe that the global energy transition will have a profound impact on the shipping industry, including the product and chemical tanker segments. While this transition will unfold over years, the impact is already being felt through anticipated Energy Efficiency Existing Ship Index and Carbon Intensity Indicator regulations and constraints on newbuilding ordering activity. We view energy transition as less of a compliance challenge and more of an opportunity, which we have set out in our Energy Transition Plan (“ETP”). The information in our ETP is not incorporated by reference into this Report.

We are an integrated shipping company. The majority of our fleet is technically managed by a combination of Ardmore Shipping Services (Ireland) Limited and Anglo Ardmore Ship Management Limited, a joint venture entity that is 50% owned by us, and we also retain a third-party technical manager for some of our vessels. We have a resolute focus on both high-quality service and efficient operations, and we believe that our expenses are very competitive with those of our peers.

We are commercially independent, as we have no blanket employment arrangements with third-party or related-party commercial managers. Through our in-house chartering and commercial team, we market our services directly to a broad range of customers, including oil majors, national oil companies, oil and chemical traders and chemical companies. We monitor the tanker markets to understand how to best utilize our vessels and may change our chartering strategy to take advantage of changing market conditions.

As of June 30, 2023, our fleet consisted of the following 22 owned vessels, excluding four chartered-in vessels.

Vessel Name	Type	dwt Tonnes	IMO	Built	Country	Flag	Specification
Ardmore Seahawk	Product/Chemical	49,999	2/3	Nov-15	S. Korea	MI	Eco-Design
Ardmore Seawolf	Product/Chemical	49,999	2/3	Aug-15	S. Korea	MI	Eco-Design
Ardmore Seafox	Product/Chemical	49,999	2/3	Jun-15	S. Korea	MI	Eco-Design
Ardmore Sealion	Product/Chemical	49,999	2/3	May-15	S. Korea	MI	Eco-Design
Ardmore Engineer	Product/Chemical	49,420	2/3	Mar-14	S. Korea	MI	Eco-Design
Ardmore Seavanguard	Product/Chemical	49,998	2/3	Feb-14	S. Korea	MI	Eco-Design
Ardmore Exporter	Product/Chemical	49,466	2/3	Feb-14	S. Korea	MI	Eco-Design
Ardmore Seavantage	Product/Chemical	49,997	2/3	Jan-14	S. Korea	MI	Eco-Design
Ardmore Encounter	Product/Chemical	49,478	2/3	Jan-14	S. Korea	MI	Eco-Design
Ardmore Explorer	Product/Chemical	49,494	2/3	Jan-14	S. Korea	MI	Eco-Design
Ardmore Endurance	Product/Chemical	49,466	2/3	Dec-13	S. Korea	MI	Eco-Design
Ardmore Enterprise	Product/Chemical	49,453	2/3	Sep-13	S. Korea	MI	Eco-Design
Ardmore Endeavour	Product/Chemical	49,997	2/3	Jul-13	S. Korea	MI	Eco-Design
Ardmore Seaventure	Product/Chemical	49,998	2/3	Jun-13	S. Korea	MI	Eco-Design
Ardmore Seavaliant	Product/Chemical	49,998	2/3	Feb-13	S. Korea	MI	Eco-Design
Ardmore Seafarer	Product	49,999	-	Jun-10	Japan	SG	Eco-Mod
Ardmore Defender	Product/Chemical	37,791	2	Feb-15	S. Korea	MI	Eco-Design
Ardmore Dauntless	Product/Chemical	37,764	2	Feb-15	S. Korea	MI	Eco-Design
Ardmore Chippewa	Product/Chemical	25,217	2	Nov-15	Japan	MI	Eco-Design
Ardmore Chinook	Product/Chemical	25,217	2	Jul-15	Japan	MI	Eco-Design
Ardmore Cheyenne	Product/Chemical	25,217	2	Mar-15	Japan	MI	Eco-Design
Ardmore Cherokee	Product/Chemical	25,215	2	Jan-15	Japan	MI	Eco-Design
Total	22	973,181

SIGNIFICANT DEVELOPMENTS

Financing

On June 15, 2023, we amended our term loan agreement with ABN AMRO Bank NV and Credit Agricole Corporate and Investment Bank. The amendment converted 50% of the outstanding balance of the facility into a revolving credit facility with the remaining 50% of the outstanding balance continuing as a term loan facility.

Capital Allocation Policy, Including Dividends

Consistent with our variable dividend policy of paying out dividends on our shares of common stock equal to one-third of Adjusted Earnings, our Board of Directors declared a cash dividend on August 1, 2023, of $0.19 per common share for the quarter ended June 30, 2023. The dividend will be paid on September 15, 2023, to all shareholders of record on August 31, 2023.

Publication of 2022 Sustainability Report

On June 15, 2023, we published our 2022 Sustainability Report, highlighting our progress towards a more sustainable future. In 2022, we reached new heights in both operating performance and sustainability. We continue to believe that consistent superior operating performance is a key driver of long-term value in our business, and we are committed to driving our sustainability agenda forward. The Sustainability Report is available on the Ardmore website at

www.ardmoreshipping.com/about/progress/. The information in the Sustainability Report is not incorporated by reference into this Report.

Conflict in Ukraine

Please see “Item 3. Key Information--Risk Factors” in our Annual Report on Form 20-F for information about risks to us and our business relating to the conflict in Ukraine. The conflict in Ukraine has disrupted energy supply chains, caused instability and significant volatility in the global economy and resulted in economic sanctions by several nations. The ongoing conflict has contributed significantly to related increases in spot tanker rates.

RESULTS OF OPERATIONS

Factors You Should Consider When Evaluating Our Results

There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects. We use a variety of financial and operational terms and concepts when analyzing our results of operations. Please read “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2022 for additional information.

In accordance with U.S. GAAP, we report gross revenues in our condensed statements of operations and report voyage expenses separately. Ship-owners base economic decisions regarding the deployment of their vessels upon actual and anticipated time charter equivalent, or TCE rates (which represent net revenues divided by revenue days) and industry analysts typically measure rates in terms of TCE rates. This is because under time charters the customer typically pays the voyage expenses, while under voyage charters, also known as spot market charters, the shipowner usually pays the voyage expenses. Accordingly, the discussion of revenue below focuses on TCE rates where applicable, as TCE provides meaningful information in conjunction with shipping revenues, the most directly comparable GAAP measure, because it allows Ardmore to evaluate its revenue on a consistent basis, regardless over whether Ardmore chooses to employ its vessels on voyage charters or time charters. Our calculation of TCE may not be comparable to that reported by other companies. Net revenues, a non GAAP financial measure, represents revenues less voyage expenses. Voyage expenses are all expenses related to a particular voyage, which include, among other things, bunkers and port/canal costs. Net revenue utilized to calculate TCE is determined on a discharge to discharge basis, which is different from how we record revenue under U.S. GAAP. Under discharge to discharge, revenue is recognized beginning from the discharge of cargo from the prior voyage to the anticipated discharge of cargo in the current voyage, and voyage expenses are recognized as incurred.

Statement of Operations for the Three Months Ended June 30, 2023 and June 30, 2022

The following table presents our operating results for the three months ended June 30, 2023 and June 30, 2022.

	Three Months Ended
In thousands of U.S. Dollars	June 30, 2023	June 30, 2022	Variance	Variance (%)
Revenue, net	$91,927	107,125	(15,198)	(14%)

Voyage expenses	(31,532)	(41,178)	9,646	23%
Vessel operating expenses	(15,258)	(15,943)	685	4%
Time charter-in
Operating expense component	(2,249)	(1,238)	(1,011)	(82%)
Vessel lease expense component	(2,070)	(1,140)	(930)	(82%)
Depreciation	(6,814)	(6,982)	168	2%
Amortization of deferred drydock expenditures	(895)	(959)	64	7%
General and administrative expenses
Corporate	(4,760)	(4,291)	(469)	(11%)
Commercial and chartering	(1,052)	(1,053)	1	0%
Unrealized gain on derivatives	-	296	(296)	(100%)
Interest expense and finance costs	(2,825)	(4,816)	1,991	41%
Loss on extinguishment	-	(78)	78	100%
Interest income	606	20	586	2930%
Net Income before taxes	25,078	29,763	(4,685)	16%
Income tax	(240)	(9)	(231)	(2,567%)
(Loss) from equity method investments	(331)	(67)	(264)	(394%)
Net Income	$24,507	29,687	(5,180)	17%
Preferred dividend	(848)	(838)	(10)	(1%)
Net Income attributable to common stockholders	$23,659	28,849	(5,190)	18%

Revenue. Revenue for the three months ended June 30, 2023, was $91.9 million, a decrease of $15.2 million from $107.1 million for the three months ended June 30, 2022. Our average number of operating vessels was 26.0 for the three months ended June 30, 2023, as compared to 27.0 for the three months ended June 30, 2022.

We had 2,295 spot revenue days for the three months ended June 30, 2023, as compared to 2,348 for the three months ended June 30, 2022. We had 26 vessels employed directly in the spot market as of June 30, 2023 and 2022. Changes in spot rates resulted in a decrease in revenue of $11.5 million and the decrease in spot revenue days resulted in a decrease in revenue of $2.4 million for the three months ended June 30, 2023 as compared to the three months ended June 30, 2022.

We had no product tankers employed under time charter as June 30, 2023 as compared to one as of June 30, 2022. There were no revenue days derived from time charters for the three months ended June 30, 2023, as compared to 90 for the three months ended June 30, 2022. The decrease in revenue days for time-chartered vessels resulted in a decrease in revenue of $1.3 million.

Voyage Expenses. Voyage expenses were $31.5 million for the three months ended June 30, 2023, a decrease of $9.7 million from $41.2 million for the three months ended June 30, 2022. A decrease in bunker prices resulted in decreased voyage expenses of $6.3 million and a decrease in spot revenue days resulted in a decrease in bunker consumption, port and agency expenses plus commission costs, of $3.4 million for the three months ended June 30, 2023.

TCE Rate. The average TCE rate for our fleet was $26,541 per day for the three months ended June 30, 2023, a decrease of $1,265 per day from $27,806 per day for the three months ended June 30, 2022. The decrease in average TCE rate was primarily the result of lower spot rates for the three months ended June 30, 2023, as compared to the three months ended June 30, 2022. TCE rates represent net revenues (or revenue less voyage expenses) divided by revenue days. Net revenue utilized to calculate TCE is determined on a discharge to discharge basis, which is different from how we record revenue under U.S. GAAP.

Vessel Operating Expenses. Vessel operating expenses were $15.3 million for the three months ended June 30, 2023, a decrease of $0.6 million from $15.9 million for the three months ended June 30, 2022. This decrease was primarily attributable to the completion of the sales of the Ardmore Sealeader in the second quarter of 2022, and the Ardmore Sealifter and Ardmore Sealancer in the third quarter of 2022. This decrease can also be attributed to the timing of vessel operating expenses between quarters. Vessel operating expenses, by their nature, are prone to fluctuations between periods.

Charter Hire Costs. Total charter hire expenses were $4.3 million for the three months ended June 30, 2023 an increase of $1.9 million from $2.4 million for the three months ended June 30, 2022. This increase is the result of our having an average of 4.0 vessels chartered-in during the three months ended June 30, 2023 compared to an average of 2.3 vessels chartered-in for the three months ended June 30, 2022. Total charter hire expenses in the second quarter of 2023 were comprised of an operating expense component of $2.2 million and a vessel lease expense component of $2.1 million.

Depreciation. Depreciation expense for the three months ended June 30, 2023 was $6.8 million, a decrease of $0.2 million from $7.0 million for the three months ended June 30, 2022. This is attributable to the change in the scrap value of each vessel from $300 per lightweight ton (“lwt”) to $400 per lwt during the first quarter of 2023.

Amortization of Deferred Drydock Expenditures. Amortization of deferred drydock expenditures for the three months ended June 30, 2023 was $0.9 million, a decrease of $0.1 million from $1.0 million for the three months ended June 30, 2022. The deferred costs of drydockings for a given vessel are amortized on a straight-line basis to the next scheduled drydocking of the vessel.

General and Administrative Expenses: Corporate. Corporate-related general and administrative expenses for the three months ended June 30, 2023 were $4.8 million, an increase of $0.5 million from $4.3 million for the three months ended June 30, 2022. The increase in costs was driven by an increase in non-cash stock-based compensation expense and an increase in compensation and benefits during the three months ended June 30, 2023 compared to the three months ended June 30, 2022.

General and Administrative Expenses: Commercial and Chartering. Commercial and chartering expenses are the expenses attributable to our chartering and commercial operations departments in connection with our spot trading activities. Commercial and chartering expenses for the three months ended June 30, 2023 were $1.1 million, consistent with $1.1 million for the three months ended June 30, 2022.

Unrealized Gains / (Losses) on Derivatives. We had no unrealized gains or losses on derivatives for the three months ended June 30, 2023, as compared to an unrealized gain of $0.3 million for the three months ended June 30, 2022.

Interest Expense and Finance Costs. Interest expense and finance costs for the three months ended June 30, 2023 were $2.8 million, a decrease of $2.0 million from $4.8 million for the three months ended June 30, 2022. The decrease in costs was primarily due to lower aggregate outstanding obligations following the refinancing of 19 vessels completed during the second half of 2022. Amortization of deferred finance fees for the three months ended June 30, 2023 was $0.3 million, generally consistent with $0.4 million for the three months ended June 30, 2022

Statement of Operations for the Six Months Ended June 30, 2023 and June 30, 2022

The following table presents our operating results for the six months ended June 30, 2023 and June 30, 2022.

	Six Months Ended
In thousands of U.S Dollars	June 30, 2023	June 30, 2022	Variance	Variance (%)
Revenue, net	$210,160	170,493	39,667	23%

Voyage expenses	(68,095)	(68,253)	158	0%
Vessel operating expenses	(30,195)	(32,530)	2,335	7%
Time charter-in
Operating expense component	(5,114)	(2,344)	(2,770)	(118%)
Vessel lease expense component	(4,706)	(2,156)	(2,550)	(118%)
Depreciation	(13,756)	(14,772)	1,016	7%
Amortization of deferred drydock expenditures	(1,902)	(2,156)	254	12%
General and administrative expenses
Corporate	(9,820)	(8,759)	(1,061)	(12%)
Commercial and chartering	(2,224)	(1,944)	(280)	(14%)
Loss on vessels sold	—	(6,917)	6,917	100%
Unrealized (losses) / gains on derivatives	(31)	900	(931)	(103%)
Interest expense and finance costs	(5,689)	(8,954)	3,265	36%
Loss on extinguishment	—	(78)	78	100%
Interest income	845	30	815	2717%
Income before taxes	69,473	22,560	46,913	208%
Income tax	(297)	(43)	(254)	(591%)
(Loss) / profit from equity method investments	(580)	169	(749)	443%
Net Income	$68,596	22,686	45,910	202%
Preferred dividend	(1,686)	(1,686)	0	0%
Net Income attributable to common stockholders	$66,910	21,000	45,910	219%

Revenue. Revenue for the six months ended June 30, 2023, was $210.2 million, an increase of $39.7 million from $170.5 million for the six months ended June 30, 2022. Our average number of operating vessels was 26.3 for the six months ended June 30, 2023, as compared to 27.0 for the six months ended June 30, 2022.

We had 4,681 spot revenue days for the six months ended June 30, 2023, as compared to 4,472 for the six months ended June 30, 2022. We had 26 vessels employed directly in the spot market as of June 30, 2023 and 2022. Changes in spot rates resulted in an increase in revenue of $36.6 million and the increase in spot revenue days resulted in an increase in revenue of $7.7 million for the six months ended June 30, 2023 as compared to the six months ended June 30, 2022.

We had no product tankers employed under time charter as of June 30, 2023, as compared to one as of June 30, 2022. There were no revenue days derived from time charters for the six months ended June 30, 2023, as compared to 353 for the six months ended June 30, 2022. The decrease in revenue days for time-chartered vessels resulted in a decrease in revenue of $4.6 million for the six months ended June 30, 2023.

Voyage Expenses. Voyage expenses were $68.1 million for the six months ended June 30, 2023, a decrease of $0.2 million from $68.3 million for the six months ended June 30, 2022. An increase in spot revenue days resulted in an increase in bunker consumption, port and agency expenses plus commission costs of $6.0 million, which was offset by a decrease in bunker prices of $6.2 million for the six months ended June 30, 2023.

TCE Rate. The average TCE rate for our fleet was $30,372 per day for the six months ended June 30, 2023, an increase of $8,826 per day from $21,546 per day for the six months ended June 30, 2022. The increase in average TCE rate was primarily the result of higher spot rates for the six months ended June 30, 2023, as compared to the six months ended June 30, 2022. TCE rates represent net revenues (or revenue less voyage expenses) divided by revenue days. Net revenue utilized to calculate TCE is determined on a discharge to discharge basis, which is different from how we record revenue under U.S. GAAP.

Vessel Operating Expenses. Vessel operating expenses were $30.2 million for the six months ended June 30, 2023, a decrease of $2.3 million from $32.5 million for the six months ended June 30, 2022. This decrease was primarily attributable to the completion of the sales of the Ardmore Sealeader in the second quarter of 2022, and the Ardmore Sealifter and Ardmore Sealancer in the third quarter of 2022. This decrease can also be attributed to the timing of vessel operating expenses between quarters. Vessel operating expenses, by their nature, are prone to fluctuations between periods.

Charter Hire Costs. Total charter hire expenses were $9.8 million for the six months ended June 30, 2023 an increase of $5.3 million from $4.5 million for the six months ended June 30, 2022. This increase is the result of our having an average of 4.9 vessels chartered-in for the six months ended June 30, 2023 compared to an average of 2.1 vessels for the six months ended June 30, 2022. Total charter hire expenses in the six months ended June 30, 2023 were comprised of an operating expense component of $5.1 million and a vessel lease expense component of $4.7 million.

Depreciation. Depreciation expense for the six months ended June 30, 2023, was $13.8 million, a decrease of $1.0 million from $14.8 million for the six months ended June 30, 2022. Of this decrease, $0.6 million is a result of the sale of one vessel in June 2022, and two additional vessels in July 2022, and $0.4 million is attributable to the change in the scrap value of each vessel from $300 per lightweight ton (“lwt”) to $400 per lwt during the first quarter of 2023.

Amortization of Deferred Drydock Expenditures. Amortization of deferred drydock expenditures for the six months ended June 30, 2023 was $1.9 million, a decrease of $0.3 million from $2.2 million for the six months ended June 30, 2022. The deferred costs of drydockings for a given vessel are amortized on a straight-line basis to the next scheduled drydocking of the vessel.

General and Administrative Expenses: Corporate. Corporate-related general and administrative expenses for the six months ended June 30, 2023 were $9.8 million, an increase of $1.0 million from $8.8 million for the six months ended June 30, 2022. The increase in costs was driven by an increase in non-cash stock-based compensation expense, an increase in compensation and benefits and post Covid-19 lock-down increase in travel-related costs during the six months ended June 30, 2023 compared to the six months ended June 30, 2022.

General and Administrative Expenses: Commercial and Chartering. Commercial and chartering expenses are the expenses attributable to our chartering and commercial operations departments in connection with our spot trading activities. Commercial and chartering expenses for the six months ended June 30, 2023 were $2.2 million, an increase of $0.3 million from $1.9 million for the six months ended June 30, 2022. The increase in costs was driven by an increase in compensation and benefits and post Covid-19 lock-down increase in travel-related costs during the six months ended June 30, 2023 compared to the six months ended June 30, 2022.

Unrealized (Losses) / Gains on Derivatives. We had no unrealized gains or losses on derivatives for the six months ended June 30, 2023, as compared to an unrealized gain of $0.9 million for the six months ended June 30, 2022.

Interest Expense and Finance Costs. Interest expense and finance costs for the six months ended June 30, 2023 were $5.7 million, a decrease of $3.3 million from $9.0 million for the six months ended June 30, 2022. The decrease in costs was primarily due to lower aggregate outstanding obligations following the refinancing of 19 vessels completed during the second half of 2022. Amortization of deferred finance fees for the six months ended June 30, 2023 was $0.6 million, generally consistent with $0.8 million for the six months ended June 30, 2022.

LIQUIDITY AND CAPITAL RESOURCES

Our primary sources of liquidity are cash and cash equivalents, cash flows provided by our operations, our undrawn credit facilities and capital raised through financing transactions. As of June 30, 2023, we had $255.6 million in liquidity available with cash and cash equivalents of $51.0 million (December 31, 2022: $50.6 million) and amounts available and undrawn under our revolving credit facilities of $204.6 million (December 31, 2022: $170.0 million). We believe that our working capital, together with expected cash flows from operations, will be sufficient for our present requirements.

Our short-term liquidity requirements include the payment of operating expenses (including voyage expenses and bunkers from spot chartering our vessels), drydocking expenditures, debt servicing costs, lease payments, quarterly preferred and common stock cash dividends, interest rate swap settlements, scheduled repayments of long-term debt, as well as funding our other working capital requirements. Our short-term and spot charters contribute to the volatility of our net operating cash flow, and thus our ability to generate sufficient cash flows to meet our short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling. Time charters provide contracted revenue that may reduce the volatility (as rates can fluctuate within months) and seasonality from revenue generated by vessels that operate in the spot market. Spot charters preserve flexibility to take advantage of increasing rate environments, but also expose the ship-owner to decreasing rate environments. Variability in our net operating cash flow also reflects changes in interest rates, fluctuations in working capital balances, the timing and the amount of drydocking expenditures, repairs and maintenance activities and the average number of vessels in service. The number of vessel dry dockings tends to vary each period depending on the vessel's maintenance schedule and required maintenance.

Our long-term capital needs are primarily for capital expenditures and debt repayment and finance lease payments. Generally, we expect that our long-term sources of funds will be cash balances, long-term bank borrowings, finance leases and other debt or equity financings. We expect that we will rely upon internal and external financing sources, including, cash balances, bank borrowings, finance leases and the issuance of debt and equity securities, to fund vessel acquisitions or newbuildings and expansion capital expenditures.

Our credit facilities and finance leases are described in Notes 3 (“Debt”) and 4 (“Leases”), respectively, to our unaudited interim condensed consolidated financial statements included in this Report. Our financing facilities contain covenants and other restrictions we believe are typical of debt financing collateralized by vessels, including those that restrict the relevant subsidiaries from incurring or guaranteeing additional indebtedness, granting certain liens, and selling, transferring, assigning or conveying assets.  Our financing facilities do not impose a restriction on dividends, distributions, or returns of capital unless an event of default has occurred, is continuing or will result from such payment. The majority of our financing facilities require us to maintain various financial covenants. Should we not meet these financial covenants or other covenants, the lenders may declare our obligations under the applicable agreements immediately due and payable, and terminate any further loan commitments, which would significantly affect our short-term liquidity requirements. As of June 30, 2023, we were in compliance with all covenants relating to our financing facilities.

Our debt facilities and certain of our obligations related to finance leases typically require us to make interest payments based on the Secured Overnight Financing Rate (“SOFR”). Significant increases in interest rates could adversely affect results of operations and our ability to service our debt; however, as part of our strategy to minimize financial risk, we use interest rate swaps to reduce our exposure to market risk from changes in interest rates. Our current positions are described in further detail in Note 5 (“Interest Rate Swaps”), to our unaudited interim condensed consolidated financial statements included in this Report.

CASH FLOW DATA

Cash Flow Data for the Six Months Ended June 30, 2023 and June 30, 2022

CASH FLOW DATA	Six Months Ended
In thousands of U.S. Dollars	June 30, 2023	June 30, 2022
Net cash provided by operating activities	$98,899	8,873
Net cash (used in) / provided by investing activities	$(12,174)	13,252
Net cash (used in) financing activities	$(86,320)	(32,188)

Cash provided by operating activities

For the six months ended June 30, 2023, net cash provided by operating activities was $98.9 million. Net income of $68.6 million was driven by a significant increase in TCE rates as well as a decrease in receivables of $16.8 million. For the six months ended June 30, 2022, net cash provided by operating activities was $8.9 million. Net income of $22.7 million for that period was more than offset by an increase in receivables of $31.6 million.

Cash (used in) / provided by investing activities

For the six months ended June 30, 2023, net cash used in investing activities was $12.2 million, primarily driven by advances for ballast water and scrubber systems of $8.0 million, payments for vessels and vessel equipment of $3.3 million, as well as payments in relation to equity investments and other non-current assets of $0.9 million. For the six months ended June 30, 2022, net cash provided by investing activities was $13.3 million, which included proceeds from vessels held for sale of $13.8 million, advances for ballast water treatment systems of $0.2 million, and payments for equity investments and other non-current assets of $0.3 million.

Cash (used in) financing activities

For the six months ended June 30, 2023, net cash used in financing activities was $86.3 million. Repayments of debt amounted to $51.2 million, the payment of a cash dividend on our shares of common stock amounted to $32.7 million, the dividend payment on shares of our Series A Redeemable Preferred Stock was $1.7 million, and repayments of finance leases were $1.0 million. For the six months ended June 30, 2022, net cash used in financing activities was $32.2 million. Total principal repayments of finance lease arrangements were $28.9 million, which included the repayment of two finance lease facilities, in full, totaling $16.5 million. Repayments of long-term debt amounted to $21.9 million. Dividend payments on shares of our Series A Redeemable Preferred Stock amounted to $1.6 million. Proceeds of debt amounted to $9.8 million.

CAPITAL EXPENDITURES

Drydock

The drydocking schedule for our vessels that were in operation as of June 30, 2023 is as follows:

	For the Years Ending December 31,
	2023(1)	2024	2025	2026
Number of vessels in drydock (excluding in-water surveys)	7	4	7	2

We intend to continue to seek to stagger drydockings across the fleet. As our fleet matures and expands, our drydock expenses are likely to increase. Ongoing costs for compliance with environmental regulations and society classification surveys (including ballast water treatment systems) are a component of our vessel operating expenses.

(1)    Six-month period ending December 31, 2023

Ballast Water Treatment Systems Installation

The installation schedule for ballast water treatment systems on our vessels that were in operation as of June 30, 2023 is as follows:

	For the Years Ending December 31,
	2023(1)	2024	2025	2026
Number of ballast water treatment system installations	7	2	—	—

Ballast water treatment system installations are timed to coincide with the drydock schedule.

(1)    Six-month period ending December 31, 2023

Scrubbers

We intend to install scrubber systems on six of our vessels scheduled for drydocking in 2023 and three on vessels due for drydocking in 2024. The projected costs, including installation, are approximately $2.0 million per scrubber system. Scrubber system installations are timed to coincide with the drydock schedule of the applicable vessels. We may elect to install scrubbers on additional vessels within our fleet in 2024 and 2025. As of June 30, 2023, no scrubber systems have been installed; however, we have recorded $9.6 million as advances paid towards the purchase and installation of scrubber systems as non-current assets in the consolidated balance sheet.

CRITICAL ACCOUNTING ESTIMATES

We prepare our financial statements in accordance with U.S. GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ materially from our assumptions and estimates. Accounting estimates and assumptions that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties are discussed in “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2022. Effective January 1, 2023, we increased the estimated scrap value of the vessels from $300 per lwt to $400 per lwt prospectively based on the 15-year average scrap value of steel. The change in the estimated scrap value will result in a decrease in depreciation expense over the remaining life of the vessel assets. During the six months ended June 30, 2023, the increase in the estimated scrap value resulted in a decrease in depreciation expense of $0.4 million. There have been no other significant changes to these estimates and assumptions during the six months ended June 30, 2023.

DISCLOSURES ABOUT MARKET RISK

In addition to the risks set forth below, you should carefully consider the risk factors discussed in “Item 3. Key Information – D. Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2022, regarding risks which could materially affect our business, financial condition and results of operations.

Operational Risk

We are exposed to operating costs arising from various vessel operations. Key areas of operating risk include drydock, repair costs, insurance, piracy and fuel prices. Our risk management includes various strategies for technical management of drydock and repairs coordinated with a focus on measuring cost and quality. Our modern fleet helps to minimize the risk. Given the potential for accidents and other incidents that may occur in vessel operations, the fleet is insured against various types of risk. We have established a set of countermeasures in order to minimize the risk of piracy attacks during voyages, particularly through regions which the Joint War Committee or our insurers consider high risk, or which they recommend monitoring, to make the navigation safer for sea staff and to protect our assets. The price and supply of fuel is unpredictable and can fluctuate from time to time; fuel prices increased significantly during 2022 but have since decreased during 2023. We periodically consider and monitor the need for fuel hedging to manage this risk.

Foreign Exchange Risk

The majority of our transactions, assets and liabilities are denominated in U.S. Dollars, our functional currency. We incur certain general and operating expenses in other currencies (primarily the Euro, Singapore Dollar, and Pounds Sterling) and, as a result, there is a transactional risk to us that currency fluctuations will have a negative effect on the value of our cash flows. Such risk may have an adverse effect on our financial condition and results of operations. We believe these adverse effects to be immaterial and we have not entered into any derivative contracts to manage foreign exchange risk during the six months ended June 30, 2023.

Interest Rate Risk

We are exposed to the impact of interest rate changes, primarily through borrowings that require us to make interest payments based on the SOFR. Significant increases in interest rates could adversely affect our results of operations and our ability to repay debt. We regularly monitor interest rate exposure and enter into swap arrangements to hedge exposure when we considered it economically advantageous to do so.

We are exposed to the risk of credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. In order to minimize counterparty risk, we have only entered into derivative transactions with investment grade counterparties at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

During the three months ended June 30, 2020, we entered into floating-to-fixed interest rate swap agreements over a three-year term with multiple counterparties, which swap agreements expired in July 2023. In accordance with these transactions, we paid an average fixed-rate interest amount of 0.32% and received floating rate interest amounts based on LIBOR. These interest rate swaps had a total notional amount of $220.5 million of which $68.4 million was designated as cash flow hedges as of June 30, 2023. As interest rates generally have been increasing since March 2022, interest costs could increase significantly following expiration of the interest rate swap agreements.

During the third quarter in 2022, we entered into new financing arrangements with ABN AMRO and CACIB and with Nordea/SEB. These new facilities are priced at the SOFR.

Liquidity Risk

Our principal objective in relation to liquidity is to ensure that we have access at minimum cost to sufficient liquidity to enable us to meet our obligations as they come due and to provide adequately for contingencies. Our policy is to manage our liquidity by forecasting of cash flows arising from and expense relating to spot voyage revenue, time charter revenue, pool revenue, vessel operating expenses, general and administrative overhead and servicing of debt.

Credit Risk

There is a concentration of credit risk with respect to our cash and cash equivalents to the extent that substantially all of the amounts are held in ABN AMRO and Nordea, and in short-term funds (with a credit risk rating of at least AA) managed by BlackRock, State Street Global Advisors and JPMorgan Asset Management. While we believe this risk of loss is low, we intend to review and revise our policy for managing cash and cash equivalents if considered prudent to do so.

We limit our credit risk with trade accounts receivable by performing ongoing credit evaluations of our customers’ financial condition. We generally do not require collateral for our trade accounts receivable.

We may be exposed to a credit risk in relation to vessel employment and at times may have multiple vessels employed by one charterer. We consider and evaluate concentration of credit risk regularly and perform on-going evaluations of these charterers for credit risk, including credit concentration risk. As of June 30, 2023, our 26 vessels in operation (including four chartered-in vessels) were employed with 16 different charterers.

Inflation

Recently, inflation has been a significant factor in the global economy, and inflationary pressures have resulted in increased operating, voyage (including bunkers) and general and administrative costs. Although inflation has been moderating, inflationary pressures could adversely affect our operating results to the extent our spot charter rates do not adequately cover the cost of any increases in bunker costs.

Ardmore Shipping Corporation

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Page
Unaudited Interim Condensed Consolidated Balance Sheets as of June 30, 2023 and December 31, 2022	F-2
Unaudited Interim Condensed Consolidated Statements of Operations for the Three and Six Months Ended June 30, 2023 and June 30, 2022	F-3
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income for the Three and Six Months Ended June 30, 2023 and June 30, 2022	F-4
Unaudited Interim Condensed Consolidated Statements of Changes in Redeemable Preferred Stock and Stockholders’ Equity for the Three and Six Months Ended June 30, 2023 and June 30, 2022	F-5
Unaudited Interim Condensed Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2023 and June 30, 2022	F-6
Notes to the Unaudited Interim Condensed Consolidated Financial Statements	F-7

Ardmore Shipping Corporation

Unaudited Interim Condensed Consolidated Balance Sheets

As of June 30, 2023 and December 31, 2022

	As of
In thousands of U.S. Dollars, except as indicated	June 30, 2023	December 31, 2022
ASSETS
Current assets
Cash and cash equivalents	50,974	50,569
Receivables, net of allowance for bad debts of $2.0 million (2022: $2.2 million)	63,060	79,843
Prepaid expenses and other assets	4,450	4,521
Advances and deposits	2,145	2,160
Inventories	14,219	15,718
Current portion of derivative assets	201	4,927
Total current assets	135,049	157,738

Non-current assets
Investments and other assets, net	11,484	11,219
Vessels and vessel equipment, net	520,751	531,378
Deferred drydock expenditures, net	4,650	4,716
Advances for ballast water treatment and scrubber systems	13,028	5,530
Deferred finance fees, net	3,273	2,717
Operating lease, right-of-use asset	7,914	10,561
Total non-current assets	561,100	566,121

TOTAL ASSETS	696,149	723,859

LIABILITIES, REDEEMABLE PREFERRED STOCK AND EQUITY
Current liabilities
Accounts payable	6,456	8,814
Accrued expenses and other liabilities	15,721	20,890
Deferred revenue	—	1,220
Accrued interest on debt and finance leases	937	863
Current portion of long-term debt	6,579	12,927
Current portion of finance lease obligations	1,946	1,857
Current portion of operating lease obligations	6,975	6,358
Total current liabilities	38,614	52,929

Non-current liabilities
Non-current portion of long-term debt	72,348	115,869
Non-current portion of finance lease obligations	42,654	43,643
Non-current portion of operating lease obligations	710	3,969
Other non-current liabilities	1,007	1,007
Total non-current liabilities	116,719	164,488

TOTAL LIABILITIES	155,333	217,417

Redeemable Preferred Stock
Cumulative Series A 8.5% redeemable preferred stock	37,043	37,043
Total redeemable preferred stock	37,043	37,043

Stockholders' equity
Common stock	433	426
Additional paid in capital	469,583	468,006
Accumulated other comprehensive income	46	1,468
Treasury stock	(15,636)	(15,636)
Retained earnings	49,347	15,135
Total stockholders' equity	503,773	469,399

Total redeemable preferred stock and stockholders’ equity	540,816	506,442

TOTAL LIABILITIES, REDEEMABLE PREFERRED STOCK AND EQUITY	696,149	723,859

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Ardmore Shipping Corporation

Unaudited Interim Condensed Consolidated Statements of Operations

For the three and six months ended June 30, 2023 and June 30, 2022

	Three Months Ended		Six Months Ended
In thousands of U.S. Dollars except share data	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Revenue, net	91,927	107,125	210,160	170,493

Voyage expenses	(31,532)	(41,178)	(68,095)	(68,253)
Vessel operating expenses	(15,258)	(15,943)	(30,195)	(32,530)
Time charter-in
Operating expense component	(2,249)	(1,238)	(5,114)	(2,344)
Vessel lease expense component	(2,070)	(1,140)	(4,706)	(2,156)
Depreciation	(6,814)	(6,982)	(13,756)	(14,772)
Amortization of deferred drydock expenditures	(895)	(959)	(1,902)	(2,156)
General and administrative expenses
Corporate	(4,760)	(4,291)	(9,820)	(8,759)
Commercial and chartering	(1,052)	(1,053)	(2,224)	(1,944)
Loss on vessels sold	—	—	—	(6,917)
Unrealized gains / (losses) on derivatives	—	296	(31)	900
Interest expense and finance costs	(2,825)	(4,816)	(5,689)	(8,954)
Loss on extinguishment	—	(78)	—	(78)
Interest income	606	20	845	30

Net Income before taxes	25,078	29,763	69,473	22,560

Income tax	(240)	(9)	(297)	(43)
(Loss) / profit from equity method investments	(331)	(67)	(580)	169
Net Income	24,507	29,687	68,596	22,686

Preferred dividend	(848)	(838)	(1,686)	(1,686)

Net Income attributable to common stockholders	23,659	28,849	66,910	21,000

Earnings per share, basic	0.57	0.82	1.63	0.60
Weighted average number of shares outstanding, basic	41,192,894	35,071,435	40,959,113	34,752,045
Earnings per share, diluted	0.57	0.81	1.60	0.60
Weighted average number of shares outstanding, diluted	41,706,251	35,574,082	41,692,820	34,830,153

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Ardmore Shipping Corporation

Unaudited Interim Condensed Consolidated Statements of Comprehensive Income

For the three and six months ended June 30, 2023 and June 30, 2022

	Three Months Ended		Six Months Ended
In thousands of U.S. Dollars	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Net Income	24,507	29,687	68,596	22,686
Other comprehensive income / (loss), net of tax
Net change in unrealized (losses) / gains on cash flow hedges	(698)	1,205	(1,421)	4,209
Other comprehensive (loss) / income net of tax	(698)	1,205	(1,421)	4,209

Comprehensive Income	23,809	30,892	67,175	26,895

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Ardmore Shipping Corporation

Unaudited Interim Condensed Consolidated Statements of Changes in Redeemable Preferred Stock and Stockholders’ Equity

For the three and six months ended June 30, 2023 and June 30, 2022

						Accumulated
	Redeemable Preferred				Additional	other		Accumulated
	Stock		Common Stock		paid in	comprehensive	Treasury	deficit / retained
In thousands of U.S. Dollars	Shares	Amount	Shares	Amount	capital	income / (loss)	stock	earnings	TOTAL
Balance as of April 1, 2022	40	37,043	34,574	366	426,671	4,048	(15,636)	(127,770)	287,679
Issue of common stock	—	—	96	1	(1)	—	—	—	—
Share-based compensation	—	—	—	—	675	—	—	—	675
Changes in unrealized losses on cash flow hedges	—	—	—	—	—	1,205	—	—	1,205
Net proceeds from equity offering	—	—	2,437	24	17,706	—	—	—	17,730
Preferred dividend	—	—	—	—	—	—	—	(838)	(838)
Net income	—	—	—	—	—	—	—	29,687	29,687
Balance as of June 30, 2022	40	37,043	37,107	391	445,051	5,253	(15,636)	(98,920)	336,139

Balance as of April 1, 2023	41	37,043	40,999	430	468,731	745	(15,636)	40,101	494,370
Issue of common stock	—	—	297	3	(3)	—	—	—	—
Share-based compensation	—	—	—	—	856	—	—	—	856
Changes in unrealized gain on cash flow hedges	—	—	—	—	—	(698)	—	—	(698)
Preferred dividend	—	—	—	—	—	—	—	(848)	(848)
Dividend payment	—	—	—	—	—	—	—	(14,414)	(14,414)
Net income	—	—	—	—	—	—	—	24,507	24,507
Balance as of June 30, 2023	41	37,043	41,296	433	469,583	46	(15,636)	49,347	503,773

						Accumulated
	Redeemable Preferred				Additional	other		Accumulated
	Stock		Common Stock		paid in	comprehensive	Treasury	deficit / retained
In thousands of U.S. Dollars	Shares	Amount	Shares	Amount	capital	income / (loss)	stock	earnings	TOTAL
Balance as of January 1, 2022	40	37,043	34,364	364	426,102	1,044	(15,636)	(119,920)	291,954
Issue of common stock	—	—	306	3	(3)	—	—	—	—
Share-based compensation	—	—	—	—	1,246	—	—	—	1,246
Changes in unrealized gain on cash flow hedges	—	—	—	—	—	4,209	—	—	4,209
Net proceeds from equity offering	—	—	2,437	24	17,706	—	—	—	17,730
Preferred dividend	—	—	—	—	—	—	—	(1,686)	(1,686)
Net income	—	—						22,686	22,686
Balance as of June 30, 2022	40	37,043	37,107	391	445,051	5,253	(15,636)	(98,920)	336,139

Balance as of January 1, 2023	41	37,043	40,627	426	468,006	1,468	(15,636)	15,135	469,399
Issue of common stock	—	—	669	7	(7)	—	—	—	—
Share-based compensation	—	—	—	—	1,585	—	—	—	1,585
Changes in unrealized gain on cash flow hedges	—	—	—	—	—	(1,421)	—	—	(1,421)
Preferred dividend	—	—	—	—	—	—	—	(1,686)	(1,686)
Dividend payment	—	—	—	—	—	—	—	(32,700)	(32,700)
Net income	—	—	—	—	—	—	—	68,596	68,596
Balance as of June 30, 2023	41	37,043	41,296	433	469,583	46	(15,636)	49,347	503,773

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Ardmore Shipping Corporation

Unaudited Interim Condensed Consolidated Statements of Cash Flows

For the six months ended June 30, 2023 and June 30, 2022

	Six Months Ended
In thousands of U.S. Dollars	June 30, 2023	June 30, 2022
CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	68,596	22,686
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	13,756	14,772
Amortization of deferred drydock expenditures	1,902	2,156
Share-based compensation	1,585	1,246
Loss on vessels sold	—	6,917
Amortization of deferred finance fees	589	803
Unrealized losses / (gains) on derivatives	31	(900)
Foreign exchange	5	(34)
Loss / (profit) from equity method investments	580	(169)
Deferred drydock payments	(2,711)	(760)
Changes in operating assets and liabilities:
Receivables	16,783	(31,636)
Prepaid expenses and other assets	71	(714)
Advances and deposits	15	1,256
Inventories	1,500	(7,542)
Accounts payable	(267)	(1,893)
Accrued expenses and other liabilities	(2,390)	3,122
Deferred revenue	(1,220)	(614)
Accrued interest	74	177
Net cash provided by operating activities	98,899	8,873

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of vessels	—	13,759
Payments for acquisition of vessels and vessel equipment	(3,259)	(43)
Advances for ballast water treatment and scrubber systems	(7,987)	(180)
Payments for other non-current assets	(53)	(46)
Payments for equity investments	(875)	(238)
Net cash (used in) / provided by investing activities	(12,174)	13,252

CASH FLOWS FROM FINANCING ACTIVITIES
Prepayment of finance lease obligation	—	(9,253)
Proceeds from long-term debt	215	9,811
Repayments of long-term debt	(51,170)	(21,871)
Proceeds from finance leases	—	2,880
Repayments of finance leases	(960)	(28,922)
Payment of common share dividend	(32,700)	—
Issuance of common stock, net	—	16,747
Payment of preferred share dividend	(1,705)	(1,580)
Net cash (used in) financing activities	(86,320)	(32,188)

Net increase / (decrease) in cash and cash equivalents	405	(10,063)

Cash and cash equivalents at the beginning of the year	50,569	55,449

Cash and cash equivalents at the end of the period	50,974	45,386

Cash paid during the period for interest in respect of debt	4,694	2,004
Cash paid during the period for interest in respect of finance leases	1,864	6,309
Cash paid during the period for operating lease liabilities	401	339
Cash paid during the period for income taxes	368	37
Non-cash financing activity. Cash paid during the period in respect of drydock accruals	631	294
Non-cash financing activity. Cash paid during the period in respect of ballast water treatment systems accruals	490	72
Non-cash financing activity: Accrued preferred dividends	568	568
Non-cash financing activity: Receivable for net proceeds on issuance of common stock	—	984

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2023 and June 30, 2022

(Expressed in thousands of U.S. Dollars, except for shares and as otherwise stated)

1.          General information and significant accounting policies

1.1.       Background

Ardmore Shipping Corporation (NYSE: ASC) (“ASC”), together with its subsidiaries (collectively, the “Company”), provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of mid-size product and chemical tankers and the Company operates its business in one operating segment, the transportation of refined petroleum products and chemicals. As of June 30, 2023, the Company had 22 owned vessels and four chartered-in vessels in operation. The average age of the Company’s owned fleet as of June 30, 2023 was 9 years.

1.2.       Management and organizational structure

ASC was incorporated in the Republic of the Marshall Islands on May 14, 2013. ASC commenced business operations through its predecessor company, Ardmore Shipping LLC, on April 15, 2010.

As of June 30, 2023, ASC had (a) 79 wholly owned subsidiaries, the majority of which represent single ship-owning companies for ASC’s fleet, (b) one 50%-owned joint venture, Anglo Ardmore Ship Management Limited ("AASML"), which provides technical management services to a majority of the ASC fleet, (c) one 33.33%-owned joint venture, e1 Marine LLC, which markets and sells Element 1 Corp.’s (“E1”) methanol-to-hydrogen technology to the marine sector, and (d) a 10% equity stake, on a fully diluted basis, in E1.

Ardmore Maritime Services (Asia) Pte, a wholly owned subsidiary incorporated in Singapore, carries out the Company’s management services and associated functions. Ardmore Shipping Services (Ireland) Limited, a wholly owned subsidiary incorporated in Ireland, provides the Company’s corporate, accounting, fleet administration and operations services. Each of Ardmore Shipping (Asia) Pte. Limited and Ardmore Shipping (Americas) LLC, wholly owned subsidiaries incorporated in Singapore and Delaware, respectively, performs commercial management and chartering services for the Company.

1.3.       Basis of preparation

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), and the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) that apply to interim condensed financial statements.

Accordingly, they do not include all of the information and footnotes normally included in consolidated financial statements prepared in conformity with U.S. GAAP. They should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s 2022 Annual Report on Form 20-F, filed with the SEC on March 24, 2023. The condensed consolidated balance sheet as of December 31, 2022 has been derived from the audited financial statements at that date but does not include all of the footnotes required by U.S. GAAP for complete financial statements.

The accompanying interim condensed consolidated financial statements are unaudited and include all adjustments (consisting of normal recurring adjustments) that management considers necessary for a fair presentation of its condensed consolidated financial position and results of operations for the interim periods presented. All intercompany balances and transactions have been eliminated on consolidation.

The results of operations for the interim periods are not necessarily indicative of the results that may be expected for the entire year.

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2023 and June 30, 2022

(Expressed in thousands of U.S. Dollars, except for shares and as otherwise stated)

1.4.    Significant accounting policies

During the first quarter of 2023, the Company increased the estimated scrap value of the vessels from $300 per lightweight ton (lwt) to $400 per lwt. This increase is applied prospectively and based on the average of the 15-year average scrap value of steel. During the six months ended June 30, 2023, the increase in the estimated scrap value resulted in a decrease in depreciation expense of $0.4 million. There have been no other changes in the Company’s significant accounting policies during the six months ended June 30, 2023 as compared to the significant accounting policies described in the Company’s audited consolidated financial statements for the year ended December 31, 2022. The accounting policies used in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those applied in the audited financial statements for the year ended December 31, 2022.

2. Equity Investments

Element 1 Corp. - On June 17, 2021, the Company purchased a 10% equity stake in E1, a developer of advanced hydrogen generation systems used to power fuel cells, in exchange for $4.0 million in cash and $5.3 million through the issuance of the Company’s common shares. The Company’s 10% equity stake consists of 581,795 shares of E1’s common stock and the Company also received warrants to purchase 286,582 additional common shares of Element 1 Corp. common stock, which expire on the third anniversary from the date of the investment. The Company’s total investment in E1 amounted to $9.2 million and is allocated to investment in the ordinary shares and warrants based on their relative fair values as of the date of acquisition. The Company holds one board seat out of five, resulting in 20% voting rights and thus an ability to exercise significant influence in E1. Accordingly, the Company accounts for the investment in the common shares of E1 using the equity method in accordance with FASB Accounting Standards Codification 323, Investments – Equity Method and Joint Ventures (“ASC 323”) and the warrants are being accounted for at their fair value in accordance with FASB Accounting Standards Codification ASC 321, Investments – Equity Securities.

e1 Marine LLC - On June 17, 2021, the Company established a joint venture, e1 Marine LLC, with E1 and an affiliate of Maritime Partners LLC (“MP”), which seeks to deliver hydrogen delivery systems to the marine sector with each joint venture partner owning 33.33% of e1 Marine LLC. The Company accounts for the investments in e1 Marine LLC using the equity method in accordance with ASC 323.

The Company records its share of earnings and losses in these investments on a quarterly basis. The Company recorded an investment of $11.2 million, inclusive of transaction costs (E1 investment of $9.6 million and e1 Marine LLC investment of $1.6 million), which is included in investments and other assets, net in the condensed consolidated balance sheet as of June 30, 2023.

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2023 and June 30, 2022

(Expressed in thousands of U.S. Dollars, except for shares and as otherwise stated)

3. Debt

As of June 30, 2023, the Company had three loan facilities, which it has used primarily to finance vessel acquisitions or vessels under construction and also for working capital. The Company’s applicable ship-owning subsidiaries have granted first-priority mortgages against the relevant vessels in favor of the lenders as security for the Company’s obligations under the loan facilities, which totaled 19 vessels as of June 30, 2023. ASC and its subsidiary Ardmore Shipping LLC have provided guarantees in respect of the loan facilities and ASC has granted a guarantee over its trade receivables in respect of the ABN AMRO Revolving Facility. These guarantees can be called upon following a payment default. The outstanding principal balances on each loan facility as of June 30, 2023 and December 31, 2022 were as follows:

	As of
In thousands of U.S. Dollars	June 30, 2023	December 31, 2022
Nordea/SEB Revolving Facility	—	22,500
ABN/CACIB Joint Bank Facility	49,229	104,927
ABN/CACIB Revolving Facility	27,229	—
ABN AMRO Revolving Facility	3,399	3,184
Total debt	79,857	130,611
Deferred finance fees	(930)	(1,815)
Net total debt	78,927	128,796
Current portion of long-term debt	6,713	13,429
Current portion of deferred finance fees	(134)	(502)
Total current portion of long-term debt	6,579	12,927
Non-current portion of long-term debt	72,348	115,869

Future minimum scheduled repayments under the Company’s loan facilities for each year are as follows:

As of
In thousands of U.S. Dollars	June 30, 2023
2023(1)	3,357
2024	6,713
2025	10,112
2026	6,713
2027	52,962
79,857

(1) Six-month period ending December 31, 2023

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2023 and June 30, 2022

(Expressed in thousands of U.S. Dollars, except for shares and as otherwise stated)

3.      Debt (continued)

Nordea / SEB Revolving Facility

On August 5, 2022, 12 of ASC’s subsidiaries entered into a $185 million sustainability-linked revolving credit facility with Nordea Bank AB (publ) (“Nordea”) and Skandinaviska Enskilda Banken AB (publ) (“SEB”) (the “Nordea / SEB Revolving Facility”), the proceeds of which were used to refinance 12 vessels, including six vessels financed under lease arrangements. Interest is calculated at a rate of SOFR plus 2.5%. The revolving facility may be drawn down or repaid with five days' notice. The revolving credit facility matures in June 2027. As of June 30, 2023, none of the revolving credit facility was drawn down with $171.0 million undrawn.

ABN/CACIB Joint Bank Term Loan and Revolving Credit Facility

On August 5, 2022, seven of ASC’s subsidiaries entered into a $108 million sustainability-linked long-term loan facility with ABN AMRO Bank N.V (“ABN AMRO”) and Credit Agricole Corporate and Investment Bank (“CACIB”) (the “ABN/CACIB Joint Bank Facility”), the proceeds of which were used to finance seven vessels, including three vessels financed under lease arrangements. Interest is calculated at SOFR plus 2.5%. Principal repayments on the term loans are made on a quarterly basis, with a balloon payment payable with the final installment. On June 15, 2023 the agreement was amended which converted 50% of the outstanding balance under the facility into a revolving credit facility with the remaining 50% of the outstanding balance continuing as a term loan facility. Each of the revolving credit facility and term loan facility matures in August 2027. As of June 30, 2023, $27.2 million of the revolving credit facility was drawn down with a further $22.0 million undrawn.

ABN AMRO Revolving Facility

On August 9, 2022, the Company entered into a new sustainability-linked $15 million revolving credit facility with ABN AMRO (the “ABN AMRO Revolving Facility”) to fund working capital. Interest under this facility is calculated at a rate of SOFR plus 3.9%. Interest payments are payable on a quarterly basis. The facility matures in August 2025 with further options for extension.

Long-term debt financial covenants

The Company’s existing long-term debt facilities described above include certain covenants. The financial covenants require that the Company:

●	maintain minimum solvency of not less than 30%;
●	maintain minimum cash and cash equivalents (of which at least 60% of such minimum amount is held in cash and which includes the undrawn portion of the Nordea/SEB Revolving Facility), based on the number of vessels owned and chartered-in and 5% of outstanding debt; the required minimum cash and cash equivalents as of June 30, 2023 was $18.8 million;

●	ensure that the aggregate fair market value of the applicable vessels plus any additional collateral is not less than 130% of the debt outstanding for the applicable facility;
●	maintain a corporate net worth of not less than $200 million; and
●	maintain positive working capital, excluding current portion of debt and leases, balloon repayments and amounts outstanding under the ABN AMRO Revolving Facility, provided that the facility has a remaining maturity of more than three months.

The Company was in full compliance with all of its long-term debt financial covenants as of June 30, 2023 and December 31, 2022.

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2023 and June 30, 2022

(Expressed in thousands of U.S. Dollars, except for shares and as otherwise stated)

4.  Leases

As of June 30, 2023, the Company was a party, as the lessee, to one finance lease facility. The Company’s applicable ship-owning subsidiaries have granted first-priority mortgages against the relevant vessels in favor of the lenders as security for the Company’s obligations under the finance lease facility, which totaled two vessels as of June 30, 2023. ASC has provided a guarantee in respect of the finance lease facility, which guarantee may be called upon following a payment default. The outstanding principal balances on the finance lease facility as of June 30, 2023 and December 31, 2022 were as follows:

	As of
In thousands of U.S. Dollars	June 30, 2023	December 31, 2022
CMBFL / Shandong	57,107	59,930
Finance lease obligations	57,107	59,930
Amounts representing interest and deferred finance fees	(12,509)	(14,430)
Finance lease obligations, net of interest and deferred finance fees	44,598	45,500
Current portion of finance lease obligations	2,064	1,976
Current portion of deferred finance fees	(118)	(119)
Non-current portion of finance lease obligations	43,281	44,328
Non-current portion of deferred finance fees	(627)	(685)
Total finance lease obligations, net of deferred finance fees	44,600	45,500

Maturity analysis of the Company’s finance lease facility for each year are as follows:

As of
In thousands of U.S. Dollars	June 30, 2023
2023(1)	2,870
2024	5,710
2025	5,694
2026	5,486
2027 - 2030	37,347
Finance lease obligations	57,107
Amounts representing interest and deferred finance fees	(12,509)
Finance lease obligations, net of interest and deferred finance fees	44,598

(1) Six-month period ending December 31,  2023

CMBFL / Shandong

On June 25, 2021, two of ASC’s subsidiaries entered into an agreement for the sale and leaseback (under a finance lease arrangement) of the Ardmore Seawolf and Ardmore Seahawk with CMB Financial Leasing Co., Ltd  (“CMBFL”) / Shandong, resulting in gross proceeds of $49.0 million less fees of $1.0 million. The facility was drawn down in June 2021. Principal repayments on the leases are made on a monthly basis. The finance leases are scheduled to expire in 2026, with options to extend up to 2029. Repurchase options, exercisable by the Company, are also included which begin in June 2024.

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2023 and June 30, 2022

(Expressed in thousands of U.S. Dollars, except for shares and as otherwise stated)

4.  Leases (continued)

Finance Leases Financial Covenants

The Company’s existing finance lease facility (as described above) includes financial covenants which are the same, or no more onerous than, the Company’s long-term debt financial covenants described in Note 3. The Company was in full compliance with all of its finance lease-related financial covenants as of June 30, 2023 and December 31, 2022.

Long Term Operating Leases

The Company sold the Ardmore Sealeader, the Ardmore Sealifter and Ardmore Sealancer on June 5, 2022, July 16, 2022 and July 31, 2022, respectively and subsequently chartered the vessels back from the buyer for a period of 24 months.  Chartered-in vessels include both lease and non-lease components.  The lease component relates to the cost to a lessee to control the use of the vessel and the non-lease components relate to the cost to the lessees for the lessor to operate the vessel.  For time charters-in, the Company has elected to separate lease and non-lease components.

Operating leases are included in operating lease, right-of-use (“ROU”) asset, current portion of operating lease obligations, and non-current portion of operating lease obligations in the Company’s consolidated balance sheets. The ROU asset represents the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease.  Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term.  Lease expense for lease payments is recognized on a straight-line basis over the lease term.

As the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate used by the Company of 4.5% is obtained independently and is comparable with what the Company would have to pay to borrow an amount equal to the lease payments on a collateralized basis over a similar term.

The Company makes significant judgments and assumptions to separate the lease component from the non-lease component of its time chartered-in vessels. The Company uses readily determinable and observable data for the purposes of determining the standalone cost of the vessel lease and operating service components of the Company’s time charters.  The Company proportionately allocates the consideration of the contract to lease and non-lease components based on their relative standalone prices.

Short Term Leases

The Company entered into two short term lease agreements with one agreement effective July 30, 2021 to charter-in a 2010-built vessel for a period of 12 months which was extended for a further 12 months. The other agreement, effective March 1, 2022, was to charter-in a 2009-built vessel for a period of six months, which was extended for a further six months, and ended on March 3, 2023. The Company elected the practical expedient of FASB Accounting Standards Codification 842- Leases (“ASC 842”), which allows for leases with an initial lease term of 12 months or less to be excluded from the operating lease right-of-use assets and lease liabilities. The Company recognizes the lease costs for all vessel-related operating leases as charter hire expenses, split between lease and non-lease components, on the condensed consolidated statements of operations on a straight-line basis over the lease term. For office operating leases, the Company has elected to combine lease and non-lease components, on the condensed consolidated balance sheets.

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2023 and June 30, 2022

(Expressed in thousands of U.S. Dollars, except for shares and as otherwise stated)

5.      Interest Rate Swaps

The Company’s objectives in using interest rate derivatives are to add stability to interest expense and to manage its exposure to interest rate movements. To accomplish these objectives, the Company primarily uses interest rate swaps as part of its interest rate risk management strategy. Interest rate swaps designated as cash flow hedges involve the receipt of variable amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount.

During the second quarter of 2020, the Company entered into floating-to-fixed interest rate swap agreements, associated with existing variable-rate debt and financing facilities, over a three-year term with multiple counterparties. The swap agreements expired in July 2023. In accordance with these transactions, the Company paid an average fixed-rate interest amount of 0.32% and received floating rate interest amounts based on LIBOR. These interest rate swaps had a total notional amount of $220.5 million of which $68.4 million was designated as cash flow hedges as of June 30, 2023.

For derivatives designated and that qualify as cash flow hedges of interest rate risk, the gain or loss on the derivative is recorded in Accumulated Other Comprehensive Income and subsequently reclassified into interest expense in the same period(s) during which the hedged transaction affects earnings.

Derivatives not designated as hedges are not speculative and are used to manage the Company’s exposure to interest rate movements and other identified risks but do not meet the strict hedge accounting requirements and/or the Company has not elected to apply hedge accounting. Changes in the fair value of derivatives not designated in hedging relationships are recorded directly in earnings.

The Company records the fair value of the interest rate swap as an asset or liability on its balance sheet. The following table shows the interest rate swap assets designated as hedging instruments as of June 30, 2023 and December 31, 2022:

Derivatives designated as hedging instruments (in thousands of U.S. Dollars)	Balance Sheet location	June 30, 2023	December 31, 2022
Interest rate swap	Current portion of derivative assets	$46	1,468
Interest rate swap	Non - current portion of derivative assets	$—	—

The following table shows the interest rate swap assets not designated as hedging instruments as of June 30, 2023 and December 31, 2022:

Derivatives not designated as hedging instruments (in thousands of U.S. Dollars)	Balance Sheet location	June 30, 2023	December 31, 2022
Interest rate swap	Current portion of derivative assets	$154	3,459
Interest rate swap	Non - current portion of derivative assets	$—	—

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2023 and June 30, 2022

(Expressed in thousands of U.S. Dollars, except for shares and as otherwise stated)

6.     Share-based Compensation

Stock appreciation rights (“SARs”)

A summary of awards of SARs, simulation inputs, outputs and valuation methodology is as follows:

Model Inputs
									Weighted
							Risk-free		Average Fair
	SARs	SARs	Exercise	Vesting	Grant	Dividend	rate of	Expected	Value @	Average Expected	Valuation
Grant Date	Awarded	Remaining	Price	Period	Price	Yield	Return	Volatility	grant date	Exercise Life	Method
15‑Jan‑16	205,519	16,849	$9.20	3 yrs	$9.20	6.63%	1.79%	58.09%	$2.20	4.0 – 5.0 yrs	Monte Carlo
04‑Mar‑20	549,020	—	$5.25	3 yrs	$5.25	0%	0.73%	46.42%	$2.04	4.5 yrs	Black-Scholes
04‑Mar‑21	610,691	176,360	$4.28	3 yrs	$4.28	0%	0.66%	55.39%	$1.93	4.5 yrs	Black-Scholes

Changes in the SARs for the six months ended June 30, 2023 are set forth below in full numbers:

		Weighted average
	No. of SARs	exercise price
Balance as of January 1, 2023	528,844	$4.74
SARs exercised during the six months ended June 30, 2023	(335,635)	$(5.18)
Balance as of June 30, 2023 (none of which are exercisable or convertible)	193,209	$4.71

The total cost related to non-vested SAR awards expected to be recognized through 2024 is set forth below in thousands of U.S. Dollars:

Period	TOTAL
2023(1)	$170
2024	57
$227

(1) Six-month period ending December 31, 2023

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2023 and June 30, 2022

(Expressed in thousands of U.S. Dollars, except for shares and as otherwise stated)

6.     Share-based Compensation (continued)

Restricted stock units (“RSUs”)

A summary of awards of RSUs is as follows:

Grant Date	RSUs Awarded	Service Period	Grant Price
04-Mar-20	94,105	3 years	$5.25
04-Mar-21	302,923	3 years	$4.28
30-Mar-22	593,671	3 years	$4.54
07-Jun-22	60,415	1 year	$8.07
01-Sep-22	106,724	3 years	$9.35
14-Sep-22	13,070	3 years	$10.00
02-Mar-23	130,843	3 years	$20.57
14-Jun-23	38,240	1 year	$12.16

Changes in the RSUs for the six months ended June 30, 2023 are set forth below:

		Weighted average
		fair value at grant
	No. of RSUs	date
Balance as of January 1, 2023	908,209	$5.31
RSUs granted during the six months ended June 30, 2023	182,153	$18.05
RSUs vested during the six months ended June 30, 2023	(402,323)	$(5.76)
Balance as of June 30, 2023 (none of which are vested)	688,039	$8.42

The total cost related to non-vested RSU awards expected to be recognized through 2026 is set forth below in thousands of U.S. Dollars:

Period	TOTAL
2023(1)	$1,463
2024	2,349
2025	1,353
2026	150
$5,315
(1)	Six-month period ending December 31, 2023

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2023 and June 30, 2022

(Expressed in thousands of U.S. Dollars, except for shares and as otherwise stated)

7.     Preferred Stock

On June 17, 2021 and on December 3, 2021, ASC issued 25,000 shares and 15,000 shares respectively of Series A Cumulative Redeemable Perpetual Preferred Shares (“Series A Preferred Stock”) to an affiliate of Maritime Partners LLC.  The liquidation preference of the Series A Preferred Stock is $1,000.00 per share.  The shares of Series A Preferred Stock accrue cumulative dividends, whether or not declared, at an initial annual rate of 8.5% per $1,000.00 of liquidation preference per share, which rate may change based on certain matters. Dividends are payable on January 30, April 30, July 30 and October 30 of each year, commencing July 30, 2021. So long as any share of the Series A Preferred Stock remains outstanding, no cash dividend may be declared or paid on ASC’s common stock unless, among other things, all accrued and unpaid dividends have been paid on the Series A Preferred Stock.  The Company may redeem, in whole or in part, the shares of Series A Preferred Stock outstanding, at a cash redemption price equal to (a) 103% of the liquidation preference per share plus any accumulated and unpaid dividends on or after the third anniversary of the original issuance date of the Series A Preferred Stock and prior to the fourth anniversary, (b) 102% of the liquidation preference per share plus any accumulated and unpaid dividends after such fourth anniversary and prior to the fifth anniversary and (c) 100% of the liquidated preference per share plus any accumulated and unpaid dividends after such fifth anniversary.

The Series A Preferred Stock is redeemable, in whole or in part, upon the election of the Company or the holder of shares of Series A Preferred Stock, upon the occurrence of certain change of control events, including if a person or group becomes the beneficial owner of a majority of ASC’s total voting power. As it is possible, regardless of the probability of such occurrence, that a person or group could acquire beneficial ownership of a majority of the voting power of ASC’s outstanding common stock without Company approval and thereby trigger a “change of control,” the Series A Preferred Stock is classified as temporary equity for accounting purposes. The Company’s obligations to the holder of shares of Series A Preferred Stock are secured by a pledge of the Company’s stake in E1. The Series A Preferred Stock is presented in the Company’s financial statements net of the related stock issuance costs.

As part of the issuance of the Series A Preferred Stock to Maritime Partners, the Company granted to Maritime Partners a profits interest of 20% of all cash or in-kind distributions and proceeds received in respect of the E1 investment which profits interest distributions can only be made after the Company receives a return of its initial investment of $9.3 million.  As the agreement includes a mandatory redemption date for the profits interest that is the 10th anniversary of the date of the agreement, it renders the profits interest as a liability which requires it to be marked to fair value each period with changes in the fair value recorded directly in earnings.  The Company recorded a liability of $1.0 million, which is included in non-current liabilities in the condensed consolidated balance sheet as of June 30, 2023.

8. Subsequent Events

Consistent with the Company’s variable dividend policy, the Board of Directors declared a cash dividend on August 1, 2023, of $0.19 per common share for the quarter ended June 30, 2023. The cash dividend of approximately $7.9 million will be paid on September 15, 2023, to all shareholders of record on August 31, 2023.